EXHIBIT 99.1

Golar LNG Partners L.P. : 2015 Annual General Meeting

HAMILTON, Bermuda, July 6, 2015 (GLOBE NEWSWIRE) -- Golar LNG Partners LP advises that its 2015 Annual General Meeting will be held on September 23, 2015. The record date for voting at the Annual General Meeting is set to July 28, 2015. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Partners LP

Hamilton, Bermuda

July 6, 2015

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913